CUSIP No. 068221100	13D/A	Page 1 of 9

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D/A (Amendment No. 4) Under the Securities Exchange Act of 1934

Barnwell Industries, Inc.
(Name of Issuer)

Common Stock, $0.50 par value per share
(Title of Class of Securities)

068221100
(CUSIP Number)

Alexander C. Kinzler c/o Barnwell Industries, Inc. 1100 Alakea Street, Suite 2900 Honolulu, Hawaii 96813 (808) 531-8400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 9, 2018
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 068221100	13D/A	Page 2 of 9

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Alexander C. Kinzler

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)
PF; OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
451,000(1)

	8	SHARED VOTING POWER
1,152,037(2)

	9	SOLE DISPOSITIVE POWER
451,000(1)

	10	SHARED DISPOSITIVE POWER
1,152,037(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,606,037(3)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.23% (4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)           This amount includes (i) 326,000 shares of common stock, par value $0.50 per share (the "Common Stock"), of Barnwell Industries, Inc., a Delaware corporation (the "Company"), held directly by Mr. Kinzler and (ii) currently exercisable options held by Mr. Kinzler to acquire 125,000 shares of Common Stock.

(2)           This amount is comprised of 1,152,037 shares held by the estate of Morton H. Kinzler (the "Estate"). Mr. Alexander Kinzler and Morton Kinzler's wife, Ruth Kinzler, were appointed as Co-Personal Representatives of the Estate. Mr. Alexander Kinzler expressly disclaims beneficial ownership of the shares held by the Estate. Pursuant to the will of Morton Kinzler, Mr. Alexander Kinzler has the right to vote the shares of Common Stock held by the Estate, after consultation with Ruth Kinzler. This amount does not include 3,000 shares of Common Stock owned by Mr. Alexander Kinzler's children.  Mr. Alexander Kinzler's children have sole power to vote and to dispose of all of such shares, and Mr. Alexander Kinzler expressly disclaims beneficial ownership of all of his children's shares.

(3)           This amount includes (i) 326,000 shares of Common Stock held directly by Mr. Kinzler, (ii) 3,000 shares of Common Stock owned by Mr. Kinzler's children, (iii) currently exercisable options to acquire 125,000 shares of Common Stock and (iv) 1,152,037 shares of Common Stock held by the Estate, of which Mr. Kinzler is a Co-Personal Representative.

(4)           Based on 8,277,160 shares of Common Stock of the Company outstanding as of December 1, 2018, as represented in the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2018, plus Mr. Kinzler's currently exercisable options to acquire 125,000 shares of Common Stock.

CUSIP No. 068221100	13D/A	Page 2 of 9

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Estate of Morton Kinzler

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,152,037(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,152,037(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,152,037

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.92%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)           The Co-Personal Representatives of the Estate are Alexander Kinzler and Ruth Kinzler. Pursuant to the will of Morton Kinzler, Mr. Alexander Kinzler has the right to vote the shares of Common Stock held by the Estate, after consultation with Ruth Kinzler.

(2)           Based on 8,277,160 shares of Common Stock of the Company outstanding as of December 1, 2018, as represented in the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2018.

Explanatory Note
 This filing constitutes Amendment No. 4 to the Schedule 13D (this "Amendment") relating to the common stock, par value $0.50 per share (the "Common Stock"), of Barnwell Industries, Inc., a Delaware corporation, and hereby amends the Schedule 13D/A filed with the Securities and Exchange Commission on August 17, 2018 (the "Prior Amendment"), to furnish the additional information set forth herein.  On August 9, 2018, Alexander Kinzler was appointed as Co-Personal Representative of the Estate of Morton Kinzler (the "Estate"), in accordance with the terms of the will of Morton Kinzler. This Amendment is being filed to correct the number of shares of Common Stock beneficially owned by the Estate reported in the Prior Amendment. At the time Mr. Kinzler was appointed Co-Personal Representative of the Estate, the Estate beneficially owned 1,152,037 shares of Common Stock, not 1,357,560 shares as reported in the Prior Amendment. As a result of being named Co-Personal Representative of the Estate, Mr. Kinzler acquired indirect beneficial ownership of an additional 1,152,037 shares of Common Stock.  Accordingly, Mr. Kinzler and the Estate are filing this statement with the Securities and Exchange Commission on Schedule 13D/A pursuant to Section 13(d) of the Act.
Item 2.  Identity and Background.
 (a)  The name of the reporting persons are Alexander C. Kinzler and the Estate of Morton Kinzler.

(b)  Mr. Kinzler's business address is c/o Barnwell Industries, Inc., 1100 Alakea Street, Suite 2900, Honolulu, Hawaii 96813. The Estate's business address is c/o John C. Moran, Gunster, 777 South Flagler Drive, Suite 500 East, West Palm Beach, FL 33401-6194.

(c)  Mr. Kinzler is President and CEO of the Company. The Estate was organized upon the death of Morton Kinzler.

(d)  Neither Mr. Kinzler nor the Estate have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)  Neither Mr. Kinzler nor the Estate have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr. Kinzler is a citizen of the United States. The Estate was created under the laws of the State of Florida upon the death of Morton Kinzler.

Item 3.  Source or Amount of Funds or Other Consideration.
On August 9, 2018, Mr. Kinzler was appointed as a Co-Personal Representative of the Estate, in accordance with the terms of the will of Morton Kinzler. As a result such appointment, Mr. Kinzler is charged with collecting and distributing the assets of the Estate, including the 1,152,037 shares of Common Stock held by the Estate.  Accordingly, indirect beneficial ownership may be attributable to Mr. Kinzler with respect to the 1,152,037 shares of Common Stock held by the Estate.
Item 4.  Purpose of Transaction.
 Mr. Kinzler is President and CEO of the Company.  Mr. Kinzler held 326,000 shares of Common Stock in his own name prior to his acquisition of indirect beneficial ownership of an additional 1,152,037 shares of Common through his appointment as Co-Personal Representative of the Estate (as disclosed in Item 3).   Mr. Kinzler also has indirect beneficial ownership of 3,000 shares of Common Stock owned by his children. Mr. Kinzler also holds currently exercisable options to acquire 125,000 shares of Common Stock.
Mr. Kinzler may, from time to time, acquire additional shares of Common Stock for investment purposes if market conditions are favorable.  Mr. Kinzler may also dispose of some or all of the shares of Common Stock that he beneficially owns.
 Except as set forth in this Item 4, Mr. Kinzler has no other plans or proposals with respect to the Company, including any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.
Item 5.  Interest in Securities of the Issuer.
(a)  Mr. Kinzler may be deemed to beneficially own 1,606,037 shares of Common Stock, which includes (i) 326,000 shares of Common Stock held directly by Mr. Kinzler, (ii) 1,152,037 shares of Common Stock held by the Estate, of which Mr. Kinzler disclaims beneficial ownership, (iii) 3,000 shares of Common Stock owned by Mr. Kinzler's children, of which Mr. Kinzler disclaims beneficial ownership and (iv) currently exercisable options to acquire 125,000 shares of Common Stock.  The foregoing 1,606,037 shares of Common Stock represent approximately 19.23% of the Company's outstanding Common Stock (based on 8,277,160 shares of Common Stock of the Company outstanding as of December 1, 2018, as represented in the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2018, plus Mr. Kinzler's currently exercisable options to acquire 125,000 shares of Common Stock).  The Estate beneficially owns 1,152,037 shares of Common Stock, which represents approximately 13.92% of the Company's outstanding Common Stock (based on 8,277,160 shares of Common Stock of the Company outstanding as of December 1, 2018, as represented in the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2018).

(b)  For Mr. Kinzler, see Items 7-10 on his Cover Page for information on voting and dispositive power with respect to the shares of Common Stock disclosed in Item 5(a). For the Estate, see Items 7-10 on its Cover Page for information on voting and dispositive power with respect to the shares of Common Stock disclosed in Item 5(a).

(c)  For Mr. Kinzler, see Item 3 for information on transactions with respect to the Common Stock during the past sixty days or since the date on which Mr. Kinzler last filed an amendment to this Schedule 13D.  For the Estate, see Item 3 for information on transactions with respect to the Common Stock during the past sixty days.

(d)  For Mr. Kinzler, none, except for 3,000 shares of Common Stock owned by Mr. Kinzler's children disclosed in Item 5(a).  For the Estate, none, except that Mr. Kinzler is charged with collecting and distributing the assets of the Estate.

(e)  Not applicable for either Mr. Kinzler or the Estate.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Mr. Kinzler and the Estate are parties to an agreement with respect to the joint filing of this Schedule 13D/A and any amendments thereto. A copy of such agreement is attached as Exhibit 99.1 to this Schedule 13D/A and is incorporated by reference herein
Item 7.  Material to Be Filed as Exhibits.
99.1 Joint Filing Agreement dated January 16, 2019

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: January 16, 2019	By:	/s/ Alexander Kinzler
Name: Alexander C. Kinzler

ESTATE OF MORTON KINZLER

By:	/s/ Alexander Kinzler
Name: Alexander C. Kinzler Title: Co-Personal Representative